SEWARD & KISSEL LLP
901 K Street, N.W.
Washington, DC 20001

Telephone: (202) 737-8833
Facsimile: (202) 737-5184
www.sewkis.com

August 31, 2012

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Drexel Hamilton Mutual Funds – Drexel Hamilton Multi-Asset Real Return Fund
File Nos. 333-173306 and 811-22545

Dear Sir/Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), and in connection with prior correspondence with members of the staff of the Commission (the “Staff”), Drexel Hamilton Mutual Funds (the “Trust”) hereby submits Post-Effective Amendment No. 1 under the 1933 Act and Amendment No. 6 (the “Amendment”) under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Registration Statement on Form N-1A of the Trust.  The Trust is making this filing for purposes of registering two classes of shares of a new series of the Trust, Drexel Hamilton Multi-Asset Real Return Fund (the “Multi-Asset Real Return Fund”).

Consistent with prior communications with the Staff, the Trust and its principal underwriter intend to request that the effective date of this Post-Effective Amendment No. 1 be accelerated to October 1, 2012.

Please call me at the above-referenced number if you have any questions regarding the attached.

Sincerely,
/s/ Paul M. Miller Paul M. Miller